Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
(212) 373-3000
Writer’s Direct Dial:
(212) 373-3088
Writer’s Direct Fax:
(212) 492-0088
Writer’s Direct E-mail:
jdanek@paulweiss.com
May 16, 2005
Via EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Emmis Communications Corporation
Tender Offer Statement on Schedule TO
      Ladies and Gentlemen:
      On behalf of Emmis Communications Corporation (the “Company”), we hereby submit via EDGAR a tender offer statement on Schedule TO (the “Schedule TO”) in connection with the offer by the Company to purchase up to 20,250,000 shares of its Class A common stock, par value $0.01 per share, at a purchase price not greater than $19.75 nor less than $17.25 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2005, and in the related Letter of Transmittal, copies of which are attached thereto as exhibits.
      The Company has wired $47,073 to the Commission’s account at Mellon Bank in payment of the applicable filing fee.
      Please call the undersigned at (212) 373-3088 or John C. Kennedy at (212) 373-3025 if you have any questions or wish to discuss this filing.

Very truly yours,

/s/ Jane Danek

Jane Danek

cc:	J. Scott Enright
James M. Dubin
John C. Kennedy
O. Denny Kwon